UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTI GLOBAL, INC.

(Name of Issuer)

Class A Common Stock (par value $0.0001 per share)

(Title of Class of Securities)

02237A108

(CUSIP Number)

ALLIANZ SE

Michael Sieburg

Koeniginstrasse 28

Munich, Germany 80802

Telephone: +49 89 3800 19957

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02237A108

1.	Names of Reporting Person: ALLIANZ SE
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 24,318,580.96 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 24,318,580.96 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,318,580.96 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.32% (2)
14.	Type of Reporting Person (See Instructions): FI

(1)

Based on 19,318,580.96 total shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of AlTi Global, Inc., a Delaware corporation (the “Issuer”) and warrants to purchase 5,000,000 shares of Class A Common Stock (the “Allianz Warrants”).

(2)

Based on 71,742,444 shares of Class A Common Stock outstanding on May 10, 2024, as disclosed on the Issuer’s quarterly report on the Form 10-Q, filed on May 10, 2024, and the issuance of (i) 19,318,580.96 total shares of Class A Common Stock to Allianz Strategic Investments S.à r.l., a Luxembourg private limited liability company (“ASI”) and (ii) the Allianz Warrants, pursuant to the Investment Agreement, dated as of February 22, 2024 (the “Investment Agreement”), entered into by and between the Issuer and ASI, which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 2024. ASI is wholly owned by Allianz Finance II Luxembourg S.à r.l. (“AFL”). AFL is wholly owned by the reporting person Allianz SE (“SE”). SE is the ultimate parent company of ASI and has sole voting and dispositive power with respect to the shares held by ASI.

Item 1. Security and Issuer

This report on Schedule 13D (this “Schedule 13D”) relates to the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and issued and outstanding shares of Series A cumulative convertible preferred stock, with a liquidation preference of $1,000 per share (the “Series A Preferred Stock”), of AlTi Global, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 520 Madison Avenue, 26th Floor, New York, New York, and its telephone number at such office is (212) 396-5900.

Item 2. Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Allianz SE, a European Company (Societas Europaea, or SE) incorporated in the Federal Republic of Germany and organized under the laws of the Federal Republic of Germany and the European Union (the “Reporting Person”).

The address of the principal office of the Reporting Person is Koeniginstrasse 28, 80802 Munich, Germany. The principal business of the Reporting Person is to be the holding company of Allianz group companies. In addition, the Reporting Person operates in the field of reinsurance, providing reinsurance protection for Allianz group companies, in particular.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person is set forth in Schedule A hereto and incorporated by reference herein.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The Reporting Person acquired beneficial ownership of the Class A Common Stock reported on this Schedule 13D in exchange for payment of the Purchase Price (as defined below) in the Transaction (as defined below). On February 22, 2024, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Allianz Strategic Investments S.à.r.l., a Luxembourg private limited liability company (“ASI”). Pursuant to the Investment Agreement, (i) ASI purchased in the aggregate $250 million (the “Purchase Price”) of the Issuer’s capital securities, consisting of (a) 140,000 shares of the Series A Preferred Stock and (b) 19,318,580.96 shares of the Issuer’s Class A Common Stock at a purchase price of $5.69 per share and (ii) the Issuer issued to ASI warrants to purchase 5,000,000 shares of Class A Common Stock (the “Allianz Warrants”) (collectively, the “Transaction”). The payment of the Purchase Price was funded by the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person from time to time may enter into discussions with directors and officers of the Issuer, other stockholders, or third parties, including representatives of any of the foregoing, in connection with the Reporting Person’s holdings in the Issuer. Such discussions may include one or more of management, the Board, other stockholders of the Issuer, and other persons to discuss the Issuer’s business, operations, appointments to the Board, governance, performance, management, strategies, the Board’s approach to strategic acquisitions and investments, the acquisition, divestment, or disposition of material assets, the financing of any of the forgoing, and other matters related to the Issuer. These discussions may include reviewing options or making proposals for enhancing or maximizing stockholder value through various strategic alternatives, including (i) changes to the capitalization, ownership structure, operations, or certificate of incorporation or bylaws of the Issuer; or (ii) strategic transactions or similar opportunities.

The Reporting Person continuously reviews and evaluates its investment in the Issuer and may, subject to the terms of the Investor Rights Agreement (as defined below) and depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, operating results and strategic direction, general market and industry conditions, actions taken by the Board, price levels of the Issuer’s securities, investment opportunities available to the Reporting Person, or other factors, take such actions with respect to the holdings in the Issuer as it deems appropriate, including: (i) formulate other purposes, plans, or proposals regarding the Issuer or any of its securities; (ii) purchase additional shares of Class A Common Stock, Series A Preferred Stock, other equity interests of the Issuer, warrants, options, or related derivatives in the open market or in privately negotiated transactions; (iii) exercise its right to convert Series A Preferred Stock and Class C Non-Voting Common Stock under the Investment Agreement; (iv) sell, pledge or otherwise dispose of all or a portion of the shares of Class A Common Stock, Series A Preferred Stock, other equity interests, warrants, options, or related derivatives now beneficially owned or hereafter acquired by them; (v) communicate with the Board, management, other stockholders of the Issuer, or other third parties from time to time; (vi) take steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical, and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they become available; and (vii) engage in other plans or proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Andreas Wimmer is a member of the Board of Management of the Reporting Person. Nazim Cetin is the Chief Executive Officer of Allianz X GmbH, an affiliate of the Reporting Person. Each of Andreas Wimmer and Nazim Cetin was designated by ASI, an affiliate of the Reporting Person, to serve as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

As described in Item 6 below, the Reporting Person is subject to certain restrictions on certain of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including acquisitions and dispositions of securities of the Issuer. Accordingly, the Reporting Person and its representatives may engage in discussions with the Issuer and its representatives in connection with any such transactions. The Reporting Person specifically reserves the right to change its intention with respect to any or all of the foregoing, and there can be no assurance that the possible courses of action expressed in this Item 4 will be consummated by the Reporting Person.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) The aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover page to this Schedule 13D and is incorporated by reference into this Item 5.

(b) The aggregate number and percentage of Class A Common Stock beneficially owned by the Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover page to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

The Reporting Person is the ultimate parent company of ASI and has the power to control and direct ASI. By reason of this relationship and the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person may be deemed to beneficially own the shares of Class A Common Stock of the Issuer directly owned by ASI.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Series A Certificate of Designations

In connection with the consummation of the Transaction, the Issuer filed a certificate of designations for the Series A Preferred Stock with the Secretary of State of the State of Delaware (the “Series A Certificate of Designations”), and the Series A Certificate of Designations became effective on July 31, 2024. The Series A Certificate of Designations includes, among other rights, privileges and restrictions, that:

•

Each share of Series A Preferred Stock will receive cumulative, compounding dividends, payable semi-annually in arrears, at a rate of 9.75% per year (the “Series A Dividend Rate”), subject to annual adjustments based on the stock price of the Class A Common Stock during the fourth quarter of each applicable year (subject to a maximum rate of 9.75%). Subject to the Ownership Cap (as defined below), dividends will be paid 50% in additional shares of the Series A Preferred Stock and 50% in shares of the Class A Common Stock. For the first five years following the consummation of the Transaction, the Series A Preferred Stock will also participate with any dividends or distributions declared on the Class A Common Stock;

•

ASI will be subject to an ownership cap (the “Ownership Cap”) with respect to the Class A Common Stock which shall be equal to 24.9% of the aggregate issued and outstanding shares of Class A Common Stock and Class B Common Stock as of the end of the trading day immediately prior to the date of determination;

•

In the event the payment of dividends on the Series A Preferred Stock, or any permitted redemption or conversion of the Series A Preferred Stock would cause ASI’s beneficial ownership, together with its affiliates, to exceed the Ownership Cap, (i) the Issuer will issue to ASI a number of shares of Class A Common Stock that would equal but not exceed the Ownership Cap and (ii) the Issuer will issue to ASI all remaining shares to be issued in connection with such dividend, redemption or conversion in shares of the Issuer’s Class C Non-Voting Common Stock, par value $0.0001 per share (the “Non-Voting Class C Common Stock”);

•

The Series A Preferred Stock will not vote on any matters with respect to which stockholders are entitled to vote. However, the Issuer shall not, without the prior vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, voting separately as a single class, (i) alter or change the powers, preferences or special rights of the shares of Series A Preferred Stock so as to affect them adversely or (ii) take any other action upon which class voting is required by applicable law;

•

In the event of a liquidation, dissolution or winding-up of the Issuer, ASI will be entitled to receive the greater of (i) $1,000 per share plus all accrued and unpaid dividends (the “Series A Liquidation Preference”) or (ii) the amount such holders would have received had they converted the Series A Preferred Stock into shares of Class A Common Stock immediately prior to such liquidation;

•

At any time after the second (2nd) anniversary of July 31, 2024, ASI may elect to convert all or some of its Series A Preferred Stock into shares of Class A Common Stock, subject to the then-applicable Ownership Cap, at a conversion price equal to $8.70, subject to customary adjustments (the “Conversion Price”);

•

At any time after the third (3rd) anniversary of July 31, 2024, to the extent the 20% Approval has been obtained and after the volume weighted average price of the Class A Common Stock is equal to or greater than 175% of the Conversion Price on each of twenty (20) trading days in any period of thirty (30) consecutive trading days, the Issuer can convert the Series A Preferred Stock into Class A Common Stock at the Conversion Price;

•

At any time after the thirtieth (30th) anniversary of July 31, 2024, upon the request of ASI, the Issuer must redeem all of the outstanding Series A Preferred Stock for an amount per share equal to the Series A Liquidation Preference calculated as of the redemption date. At any time after the thirtieth (30th) anniversary of July 31, 2024, the Issuer may redeem all of the outstanding Series A Preferred Stock for an amount per share equal to the Series A Liquidation Preference calculated as of the redemption date;

•

If a Make-Whole Fundamental Change (as defined in the Series A Certificate of Designations) occurs at any time prior to the fifth (5th) anniversary of July 31, 2024 and ASI elects to convert any or all of its shares of Series A Preferred Stock in connection with such Make-Whole Fundamental Change, the Issuer shall, in addition to the shares of Class A Common Stock otherwise issuable upon conversion of such shares of Series A Preferred Stock, issue an additional number of shares of Class A Common Stock (the “Additional Shares”) upon surrender of such shares of Series A Preferred Stock for conversion;

•

The number of Additional Shares, if any, issuable in connection with a Make-Whole Fundamental Change shall be determined by reference to the table contained in the Series A Certificate of Designations, based on the date on which the Make-Whole Fundamental Change occurs or becomes effective and the price paid (or deemed to be paid) per share of the Class A Common Stock in the Make-Whole Fundamental Change;

•

In the event of a change of control of the Issuer pursuant to which the holders of Class A Common Stock are entitled to receive consideration in cash, securities or other assets with respect to or in exchange for shares of Class A Common Stock, at ASI’s election:

•

the shares of Series A Preferred Stock shall be deemed to have been converted in full into shares of Class A Common Stock at a price per share equal to the Conversion Price, and ASI shall be entitled to receive on the effective date of such change of control (the “Change of Control Effective Date”), for each share of Class A Common Stock deemed to have been acquired in such conversion, the consideration that would be payable to any holder of Class A Common Stock on a per-share basis (“Change of Control Consideration”); or

•

ASI shall be entitled to receive, before any distribution or payment of the Change of Control Consideration may be made to or set aside for the holders of any junior securities, an amount in cash for each share of then-outstanding Series A Preferred Stock held by Allianz equal to the Series A Liquidation Preference as of the business day immediately preceding the date of such Change of Control Effective Date.

The foregoing description of the Series A Certificate of Designations does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Series A Certificate of Designations, a copy of which is attached as Exhibit 99.1 and the terms of which are incorporated herein by reference.

Allianz Warrant Agreement

In connection with the consummation of the Transaction, the Issuer issued the Allianz Warrants to Allianz to purchase 5,000,000 shares of Class A Common Stock.

The exercise price of the Allianz Warrants is $7.40 per share of Class A Common Stock, subject to customary adjustments.

No holder of the Allianz Warrants (an “Allianz Warrant Holder”) may acquire or be issued shares of Class A Common Stock if such acquisition or issuance would cause such Allianz Warrant Holder’s beneficial ownership to exceed the applicable Ownership Cap. If an exercise would cause an Allianz Warrant Holder’s beneficial ownership to exceed the applicable Ownership Cap, (i) the Issuer will issue such Allianz Warrant Holder the number of Class A Common Stock that would equal, but not exceed, the applicable Ownership Cap and (ii) the Issuer will issue the remainder as shares of Non-Voting Class C Common Stock.

The foregoing description of the Allianz Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Allianz Warrant Agreement, a copy of which is attached as Exhibit 99.2 and the terms of which are incorporated herein by reference.

Supplemental Investment Agreement

On February 22, 2024, the Issuer entered into a supplemental investment agreement (the “Supplemental Investment Agreement”), pursuant to which, for purposes of funding one or more strategic international acquisitions by the Issuer or its subsidiaries, ASI is permitted, at its option, to purchase additional shares of Series A Preferred Stock up to an aggregate amount equal to $50,000,000.

Each supplemental investment will generally be subject to the same closing conditions as provided by the Investment Agreement. Absent mutual agreement to extend, the Supplemental Investment Agreement will terminate on February 22, 2029.

The foregoing description of the Supplemental Investment Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Supplemental Investment Agreement, a copy of which is attached as Exhibit 99.3 and the terms of which are incorporated herein by reference.

Investor Rights Agreement

Upon consummation of the Transaction, pursuant to the terms of the Investment Agreement, the Issuer and ASI entered into that certain Investor Rights Agreement, dated as of July 31, 2024 (the “Investor Rights Agreement”), pursuant to which ASI was granted certain governance rights, information rights, and registration rights, and will be subject to certain restrictions with respect to the securities acquired by ASI.

Pursuant to the Investor Rights Agreement, as of July 31, 2024, the size of the Board was fixed at eight (8) directors, and ASI has the right to nominate two (2) directors (the “Investor Designees”) until such time as ASI ceases to own at least 50% of the initial shares of Class A Common Stock acquired on July 31, 2024 (the “Initial Allianz Common Stock Investment”). For so long as ASI is permitted to designate the Investor Designees, one (1) Investor Designee will serve as a member of the Transaction Committee (as defined in the Investor Rights Agreement) and each Investor Designee will serve as a member of at least one (1) other Board committee. Further, during the term of the Investor Rights Agreement, an Investor Designee will serve as an observer on each committee of the Board for which an Investor Designee is not serving as a member. In the event ASI transfers at least 50% of its shares of Class A Common Stock then held to a single transferee (a “Major Third-Party Transferee”), ASI may elect to transfer to such Major Third-Party Transferee the right to designate one nominee for appointment, election or re-election to the Board and at such time, each of ASI and the Major Third-Party Transferee will have a right to designate one (1) nominee for appointment, election or re-election to the Board.

Pursuant to the Investor Rights Agreement, no later than forty-five (45) days after a written request by ASI, the Issuer will (i) prepare and file with the Securities and Exchange Commission a Shelf Registration Statement (as defined in the Investor Rights Agreement) that covers the Registrable Securities (as defined in the Investor Rights Agreement) held by ASI for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”); provided, however, that ASI will have the right to request no more than one (1) Shelf Registration Statement within any six (6) month period.

Pursuant to the Investor Rights Agreement, at any time after (i) with respect to the Lock-up Securities (as defined in the Investor Rights Agreement), the date that is six (6) months prior to the end of the applicable Lock-up Period (as defined in the Investor Rights Agreement) or (ii) with respect to any Registrable Securities that are not Lock-up Securities, July 31, 2025, the Issuer receives written notice from ASI requesting that the Issuer effect the registration under the Securities Act of Registrable Securities owned by ASI (such request, the “Demand Registration Request”), the Issuer will use commercially reasonable efforts to file, within ninety (90) days of such request, a registration statement registering such Registrable Securities; provided that ASI will have the right to make only one Demand Registration Request per class within any twelve (12) month period.

Pursuant to the Investor Rights Agreement, if the Issuer proposes to register any Class A Common Stock on behalf of itself or any of its stockholders for public sale under the Securities Act, the Issuer will give prompt written notice to ASI of such proposal, and upon the written request of ASI delivered to the Issuer within ten (10) business days after giving such notice, the Issuer will use commercially reasonable efforts to effect the registration of all Registrable Securities which the Issuer has been so requested to register by ASI.

Pursuant to the Investor Rights Agreement, with respect to the Initial Allianz Common Stock Investment, ASI will be subject to a three (3) year lock-up period as follows: (i) for one (1) year after July 31, 2024, none of the shares comprising the Initial Allianz Common Stock Investment may be transferred; (ii) after July 31, 2025, up to 40% of the shares comprising the Initial Allianz Common Stock Investment may be transferred; (iii) after July 31, 2026, up to an additional 30% of the shares comprising the Initial Allianz Common Stock Investment may be transferred; and (iv) after July 31, 2027, all remaining shares comprising the Initial Allianz Common Stock Investment may be transferred.

Pursuant to the Investor Rights Agreement, the Series A Preferred Stock acquired by ASI may not be transferred until July 31, 2026.

Pursuant to the Investor Rights Agreement, until such time as Allianz ceases to own at least 50% of the Initial Allianz Common Stock Investment, Allianz will also have customary preemptive rights, subject to certain exceptions.

Until the later of (i) July 31, 2027 and (ii) one (1) year after ASI ceases to own at least 50% of the Initial Allianz Common Stock Investment, ASI will be subject to a customary standstill provision, which will restrict a number of activities pertaining to, among other things, acquiring additional securities, making certain announcements regarding transactions involving the Issuer, soliciting proxies, advising or encouraging other persons and taking actions to change or influence the Board, management or the direction of certain Issuer matters, subject to certain customary exceptions.

ASI will also be subject to certain customary transfer restrictions, including in connection with any transfer to a Major Third-Party Transferee.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

10.1	Investment Agreement, dated February 22, 2024, between AlTi Global, Inc. and Allianz Strategic Investments S.à.r.l. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 23, 2024)

99.1	Series A Certificate of Designations, dated as of July 31, 2024 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2024)

99.2	Warrant Agreement, dated as of July 31, 2024 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2024)

99.3	Supplemental Series A Preferred Stock Investment Agreement, dated as of February 22, 2024, by and between AlTi Global, Inc. and Allianz Strategic Investments S.à.r.l. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 23, 2024)

99.4	Investor Rights Agreement, dated as of July 31, 2024, by and between AlTi Global, Inc. and Allianz Strategic Investments S.à.r.l. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 31, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2024

ALLIANZ SE

By:	/s/ Michael Sieburg
Name: Michael Sieburg
Title: Authorized Signatory

By:	/s/ Petra Maerkl
Name: Petra Maerkl
Title: Authorized Signatory

Schedule A

ALLIANZ SE

EXECUTIVE OFFICERS AND DIRECTORS

Management Board

Name	Present Principal Occupation	Business Address	Citizenship

Oliver Bäte	Chairman of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	German

Sirma Boshnakova	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	Bulgarian

Claire-Marie Coste Lepoutre	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	French

Dr. Barbara Karuth-Zelle	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	German

Dr. Klaus-Peter Röhler	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	German

Dr. Günther Thallinger	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	Austrian

Christopher Townsend	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	English

Renate Wagner	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	German

Dr. Andreas Wimmer	Member of the Board of Management	Koeniginstrasse 28, 80802 Munich, Germany	German

Supervisory Board

Name	Present Principal Occupation	Business Address	Citizenship

Michael Diekmann	Retired, Former Chairman of the Board of Management, Allianz SE	Koeniginstrasse 28, 80802 Munich, Germany	German

Sophie Boissard	Chairwoman of the Board of Management, Clariane SE	Koeniginstrasse 28, 80802 Munich, Germany	French

Stephanie Bruce	Interim Chief Financial Officer Phoenix Group Holdings plc.	Koeniginstrasse 28, 80802 Munich, Germany	British

Rashmy Chatterjee	Chief Executive Officer ISTARI Global Ltd.	Koeniginstrasse 28, 80802 Munich, Germany	Singaporean

Dr. Friedrich Eichner	Retired, Former Member of the Board of Management, BMW AG	Koeniginstrasse 28, 80802 Munich, Germany	German

Dr. Jörg Schneider	Retired, Former Member of the Board of Management, Munich Re	Koeniginstrasse 28, 80802 Munich, Germany	German

Gabriele Burkhardt-Berg	Employee, Allianz Versicherungs-AG	Koeniginstrasse 28, 80802 Munich, Germany	German

Jean-Claude Le Goaër	Employee, Allianz I.A.R.D. SA	Koeniginstrasse 28, 80802 Munich, Germany	French

Frank Kirsch	Employee, Allianz Beratungs-und Vertriebs-AG	Koeniginstrasse 28, 80802 Munich, Germany	German

Jürgen Lawrenz	Employee, Allianz Technology SE	Koeniginstrasse 28, 80802 Munich, Germany	German

Primiano Di Paolo	Employee, Allianz Technology S.p.A..	Koeniginstrasse 28, 80802 Munich, Germany	Italian